UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

EXCERPTS FROM THE MINUTES OF THE 231ST MEETING OF THE BOARD

OF DIRECTORS HELD ON NOVEMBER 27, 2013

1. DATE, TIME AND PLACE: On November 27, 2013, at 9:00 a.m., at the head office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Company’s Bylaws.

3. ATTENDANCE: All members of the Board of Directors (“Board”) and the Board of Executive Officers were present. Mr. André Dorf, Chairman of CPFL Renováveis, also participated during a part of the meeting.

4. PRESIDING BOARD: Chairman – Murilo Cesar L.S. Passos and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

The reading of the Agenda was waived, since all those present were aware of the content. The Directors resolved that these minutes be drawn up in summary form, with the right to present statements and dissensions, which will be filed at the registered office of the Company, and the publication of these minutes in excerpt form without the signatures of the directors was approved.

After the items on the Agenda were examined and discussed, the following resolutions were taken by unanimous vote:

(i)        To take cognizance of the activities of the Advisory Committees of the Board in November;

(ii)       To approve the minutes of the 229th and 230th Meetings of the Board of Directors held on October 30, 2013 and November 13, 2013, respectively;

(iii)      To approve, pursuant to item “aa” of Article 17 of the Bylaws, the Calendar of Corporate Events of the Company for fiscal year 2014;

(iv)      To take cognizance of the managerial highlights and material facts in the month, reported by the Chief Executive Officer;

(v)       To take cognizance of the disclosure of the results of the 3rd quarter of fiscal year 2013 (3rd ITR) and the Special Review Report issued by Deloitte Touche Tohmatsu Auditores Independentes, which were subject to preliminary analysis by the Fiscal Council;

(vi)      To approve, pursuant to item “q” of Article 17 of the Bylaws, the Annual Audit Plan of the Company and the subsidiaries, except CPFL Energias Renováveis S.A. (“CPFL Renováveis”), for fiscal year 2014 and the respective financial budget, while placing on record that this matter was already examined by the Management Processes Committee and by the Fiscal Council;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

(vii)    To approve, pursuant to item “u” of Article 17 of the Bylaws of the Company and Board of Executive Officers Resolution no. 2013107-E, the provision of guarantee by CPFL Energia, in the form of surety, for the contracting of financing by the subsidiary Companhia Piratininga de Força e Luz (“CPFL Piratininga”) through a foreign currency bilateral loan (Law no. 4131/62) from Citibank S.A., while recommending to the representatives of the Company on the Board of Directors of CPFL Piratininga to vote for approval of the loan;

(viii)   To approve, pursuant to item “u” of Article 17 of the Bylaws of the Company and Board of Executive Officers Resolution no. 2013102-E, the provision of guarantee by CPFL Energia, in the form of surety, for the subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), CPFL Piratininga, Rio Grande Energia S.A. (“RGE”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Luz e Força de Mococa (“CPFL Mococa”), Companhia Jaguari de Energia (“CPFL Jaguari”), CPFL Comercialização Brasil S.A. (“CPFL Brasil”), CPFL Geração de Energia S.A. (“CPFL Geração”) and CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços” and, together with others, “Subsidiaries”),  for contracting the surety insurance policies to be issued by Fator Seguradora S.A., and  recommended to the representatives of the Company on the management bodies of the Subsidiaries  to vote for the approval of the respective surety insurance policies;

(ix)      To recommend to the representatives of the Company on the Management bodies of the subsidiaries to vote for the approval of the following items:

(ix.i) CPFL Paulista, CPFL Piratininga, RGE, CPFL Mococa, CPFL Santa Cruz, CPFL Jaguari, CPFL Sul Paulista and CPFL Leste Paulista: Financial transaction, pursuant to Board of Executive Officers Resolution no. 2013103-E;

(ix.ii) CPFL Paulista, CPFL Piratininga, RGE, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa, CPFL Geração, CPFL Brasil, CPFL Serviços and CPFL Total Serviços Administrativos Ltda. (“CPFL Total”): Declaration of additional Interest on Equity (“IOE“), pursuant to Board of Executive Officers Resolution no. 2013101-E;

(ix.iii) CPFL Paulista, CPFL Piratininga, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Santa Cruz: Signing of amendments to the contracts for the provision of electricity meter reading and bill delivery services ("LEC") under the conditions described in Board of Executive Officers Resolution no. 2013099-E;

(ix.iv) CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Mococa, CPFL Jaguari, CPFL Sul Paulista, CPFL Leste Paulista and CPFL Geração and Nect Serviços Administrativos Ltda. (“Nect”):  Signing of amendments to the contracts for the provision of administrative infrastructure, human resources, supplies and information technology services contracts, with prior approval from the Brazilian Electricity Regulatory Agency ("ANEEL"), except for contracts with CPFL Paulista and CPFL Geração, as envisaged in Normative Resolution no. 334/2008, described in Board of Executive Officers Resolution no. E-2013055; and

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

(ix.v) CPFL Geração: Participation in the Energy Auction resulting from the New Power Generation Projects no. 10/2013-ANEEL (“Auction A-5"), pursuant to Board of Executive Officers Resolution no. 2013105-E, recording that this matter was subject to preliminary analysis by the Strategy Commission;

(x)       To ratify, in the capacity as controlling shareholders of the subsidiaries, the vote for the approval of the following matters:

(x.i) CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, CPFL Jaguari, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa, RGE, CPFL Serviços and CPFL Atende Centro de Contatos e Atendimentos Ltda. (“CPFL Atende”): Contracting of the company for the provision of WAN network services, pursuant to Board of Executive Officers Resolution no. 2013098-E;

(x.ii) CPFL Brasil: Acquisition of 514,500.00 MWh (five hundred fourteen thousand, five hundred megawatt hours) of electric energy from the Subsidized Sources, with the provision of guarantee, by CPFL Energia, in the form of Corporate Suretyship Letter, pursuant to Board of Executive Officers Resolution no. 2013092-E.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors in attendance and by the Secretary. Murilo Cesar L. S. Passos – Chairman, Renê Sanda, Claudio B. Guedes Palaia, Marcelo Pires de Oliveira, Deli Soares Pereira, Martin R. Glogowsky, Maria Helena S. F. de Santana and Gisélia Silva – Secretary.

I certify that this is an extract from the original minutes recorded in the minutes book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 9, 2013

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.